## Contact

info@espanita-tequila.com

www.linkedin.com/in/marinawilson
(LinkedIn)
www.deimports.com (Company)
www.espanita-tequila.com
(Company)

## Top Skills

Product sourcing

Development of innovative
distribution channels

Creative marketing and brand
promotions

## Languages

English (Native or Bilingual)

# Marina Wilson

President at Espanita Tequila Company, LLC
Cheyenne

## Summary

Marina Wilson is a Founder and President of Espanita Tequila Company, LLC, a marketing and sales support arm of Espanita Tequila, award-winning artisanal tequila endorsed by Pitbull. Marina is also a President of Double Eagle Imports Ltd - a company engaged in importation and marketing of the best premium and super premium handcrafted spirits to be found around the globe.

Our craft brands offer the highest quality, original ingredients, carry unique processes and feature compelling stories for a consumer base that seeks and appreciates the products with the intrinsic brand values such as quality, history of the product and the way the product is made.

Marina Wilson specializes in:

• Product sourcing and importation of distilled spirits, wine and beer;
• Brand building and development in the USA market;
• Private label development;
• Creative marketing and brand promotion strategies;
• Establishing and maintaining brand loyalty through engaging social channels;
• Development of innovative distribution channels;
• Government compliance in regard to importation, brand registration and reporting;
• Cost-effective logistics solutions.

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## Experience

Espanita Tequila Company, LLC
President
January 2020 - Present (1 year 4 months)
Cheyenne, Wyoming, United States

Espanita Tequila Company has been established with a goal to market Espanita Tequila, manage its brand development and grow its distribution footprint.  As a co-founder and President, Marina Wilson facilitates  strategic direction  and  initiatives  of the company and  provides  direction  to  all marketing and advertising projects.

Double Eagle Imports Ltd
Founder and President
2006 - Present (15 years)

Double Eagle Imports Ltd was founded in 2006 with the goal of establishing efficient ways of delivering imported artisanal spirits to the USA market. While many consumers prefer handcrafted liquor brands for their superior taste, the consolidation in three-tier distribution system places many such brands at disadvantage at wholesalers' portfolios. Produced by independent, often family-owned distilleries, craft spirits offer excellent quality, the finest natural ingredients, innovative processes and fascinating stories, but do not come with multi-million dollar budgets for marketing and advertising.

At Double Eagle Imports, we help craft spirits producers to develop unique branding concepts for their products and to achieve placements in retail accounts by utilizing innovative distribution channels.

## Education

Other
Master's degree, Accounting and Audit